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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                  15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2000


                            MEXICAN SATELLITES, INC.
                            ------------------------
                       (SATELITES MEXICANOS, S.A. DE C.V.)
                       -----------------------------------
                 (Translation of Registrant's Name Into English)


                         Blvd. Manuel Avila Camacho 40 -
                            Col. Lomas de Chapultepec
                               11000 Mexico, D.F.
                                     Mexico
                                     ------
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F_____
         -----


     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes____ No   X
          ------



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     Satelites Mexicanos, S.A. de C.V. ("Satmex") announced on August 30, 2000 that its Solidaridad 1 satellite has ceased operation and is now considered irretrievably lost. The loss was caused by the failure of the back-up control processor on board the satellite. Solidaridad 1, which was built by Hughes Space and Communications and launched in 1994, experienced a failure of its primary control processor in April 1999, and the satellite had been operating on its back-up processor since that time.

     Immediately following the failure of the back-up processor on Sunday, August 27, 2000, Satmex began migrating Solidaridad 1's customers to other Satmex satellites or to satellites operated by Loral Skynet, which, like Satmex, is a member of the Loral Global Alliance. These alternative satellites have sufficient capacity to provide for all Solidaridad 1 customers.

     Solidaridad 1 was insured for U.S. $250 million, and Satmex intends to apply the insurance proceeds towards the construction and launch of a replacement satellite as well as for debt service.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        Satelites Mexicanos, S.A. de C.V.


                                        By: /s/ Cynthia M. Pelini
                                            ------------------------------
                                        Name:  Cynthia M. Pelini
                                        Title: Chief Financial Officer

Date:  August 30, 2000